UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2021

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 04 January 2021	Announcement Block listing Interim Review 04 January 2021
Announcement Director/PDMR Shareholding 11 January 2021	Announcement Director/PDMR Shareholding 11 January 2021
Announcement Designation of EU Home Member State 12 January 2021

Diageo PLC – Total Voting Rights
Dated 04 January 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 December 2020 consisted of 2,561,991,204 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 222,540,637 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,339,450,567 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

4 January 2021

Diageo PLC – Block listing Interim Review
Dated 04 January 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

BLOCK LISTING SIX MONTHLY RETURN

Date: 4 January 2021

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 July 2020	To:	31 December 2020
Balance of unallotted securities under scheme(s) from previous return:		163,421
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,400
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		161,021
Name of contact:		Hina Patel, Senior Assistant Company Secretary
Telephone number of contact:		+44 (0)20 8978 6000

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 July 2020	To:	31 December 2020
Balance of unallotted securities under scheme(s) from previous return:		249,677
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		376
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		249,301
Name of contact:		Hina Patel, Senior Assistant Company Secretary
Telephone number of contact:		+44 (0)20 8978 6000

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 July 2020	To:	31 December 2020
Balance of unallotted securities under scheme(s) from previous return:		46,388
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		46,388
Name of contact:		Hina Patel, Senior Assistant Company Secretary
Telephone number of contact:		+44 (0)20 8978 6000

Diageo PLC – Director/PDMR Shareholding
Dated 11 January 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		277	£29.84
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-01-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 11 January 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 January 2021, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 January 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.85	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-01-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.85	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-01-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.85	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-01-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.85	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-01-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.85	5 partnership shares
		Nil	3 matching shares
e)	Date of transaction	2021-01-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.85	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-01-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Designation of EU Home Member State
Dated 12 January 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Designation of EU Home Member State for regulatory purposes

Following the exit of the United Kingdom from the European Union and the subsequent end of the Brexit transition period on 31 December 2020, Diageo plc ("Diageo") announces that its EU Home Member State for purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended) will be Ireland.

Diageo will therefore begin filing certain regulatory information with the Central Bank of Ireland in accordance with applicable EU and Irish law. Major shareholders will also be required to report substantial holdings in Diageo to the Central Bank of Ireland in accordance with applicable Irish law, in addition to continuing to comply with their disclosure obligations under the UK Disclosure Guidance and Transparency Rules. Diageo's status as a UK PLC and the location of its headquarters in the United Kingdom remain unchanged.

James Edmunds
Deputy Company Secretary

12 January 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary